

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2020

Kris Vaddi, Ph.D.
Chief Executive Officer
Prelude Therapeutics Incorporated
200 Powder Mill Road
Wilmington, DE 19803

      Re: Prelude Therapeutics Incorporated
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted August 26, 2020
          CIK No. 0001678660

Dear Dr. Vaddi:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Description of Capital Stock, page 171

1.   We note that you have revised the prospectus to reflect dual classes of common stock and state on page 171 that holders of non-voting common stock have the right to convert each share of non-voting common stock into one share of voting common stock at such holder's election. In addition, we note that the 9.99% ownership limitation related to any conversion may be "increased (not to exceed 19.99%) or decreased to any other percentage designated by such holder of non-voting common stock upon 61 days' notice". Please add a risk factor addressing the potential dilutive effective of such conversion rights and the impact of the potential increase in the 9.99% ownership limitation.

Audited Financial Statements as of December 31, 2018 and 2019 and for the Years then Ended
Note 3. Summary of Significant Accounting Policies
Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share, page F-11

2.   Refer to your response to our prior comment eleven. Please explain to us your consideration of your Series C Convertible Preferred Stock, issued in August 2020, in your presentation of pro forma net loss per share, or revise accordingly.

        You may contact Rolf Sundwall at 202-551-3105 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rob Freedman, Esq.